UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: February 29, 2012

EXHIBIT INDEX

Exhibit 99.1	–	Press Release regarding Noah’s financial results for the fourth quarter and full year of 2011 and declaration of cash dividends

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES 2011 FOURTH QUARTER AND FULL

YEAR 2011 FINANCIAL RESULTS AND DECLARES CASH DIVIDEND

SHANGHAI, CHINA — February 28, 2012 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

FOURTH QUARTER 2011 FINANCIAL HIGHLIGHTS

•	Net revenues in the fourth quarter of 2011 were US$14.4 million, essentially flat compared with the corresponding period in 2010.

•	Income from operations in the fourth quarter of 2011 was US$2.1 million, a 65.6% decrease from the corresponding period in 2010.

•

Net income attributable to Noah shareholders in the fourth quarter of 2011 was US$3.5 million, a 16.8% decrease from the corresponding period in 2010. Non-GAAP[1] net income attributable to Noah shareholders in the fourth quarter of 2011 was US$4.3 million, a 9.0% decrease from the corresponding period in 2010.

•	Net income per basic and diluted ADS in the fourth quarter of 2011 were both US$0.06. Non-GAAP net income per diluted ADS in the fourth quarter of 2011 was US$0.07.

FULL YEAR 2011 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2011 were US$72.2 million, a 90.6% increase from 2010.

•	Income from operations in the full year 2011 was US$25.1 million, a 60.0% increase from 2010.

•

Net income attributable to Noah shareholders in the full year 2011 was US$24.0 million, a 107.9% increase from 2010. Non-GAAP net income attributable to Noah shareholders in the full year 2011 was US$26.1 million, a 95.0% increase from 2010.

•	Net income per basic and diluted ADS in the full year 2011 were US$0.43 and US$0.42, respectively. Non-GAAP net income per diluted ADS in the full year 2011 was US$0.46.

FOURTH QUARTER 2011 AND FULL YEAR 2011 OPERATIONAL HIGHLIGHTS

•

Total number of registered clients as of December 31, 2011 increased by 66.6% year-over-year to 27,144; this figure includes 26,340 registered individual clients, 745 registered enterprise clients and 59 wholesale clients that have entered into cooperation agreements with the Company.

•

Active clients[2] during the fourth quarter of 2011 were 937, a 50.9% increase from the corresponding period in 2010. The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2011 was RMB4.3 billion (approximately US$0.7 billion)[3], a 2.7% decrease from the corresponding period in 2010. Of this aggregate value, fixed income products accounted for 65.2%, private equity fund products accounted for 34.2%, and securities investment funds and investment-linked insurance products accounted for 0.6%.

•

The average transaction value per client[4] in the fourth quarter of 2011 was RMB4.6 million (approximately US$0.7 million), a 35.5% decrease from the corresponding period in 2010, primarily due to changes in product mix as clients purchased more fixed income products that have lower minimum investment amount than private equity fund products.

[1]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and gain on change in fair value of derivative liabilities.

[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

•

Coverage network as of December 31, 2011 included 59 branches, up from 39 branches as of December 31, 2010. The number of relationship managers increased to 510 as of December 31, 2011, up 49.6% year-over-year.

•

Active clients for the full year 2011 were 3,095, an 89.8% increase from 2010. The aggregate value of wealth management products distributed by the Company for the full year 2011 was RMB22.6 billion (approximately US$3.5 billion), a 56.7% increase from 2010. Of this aggregate value, fixed income products accounted for 42.7%, private equity fund products accounted for 48.0%, and securities investment funds and investment-linked insurance products accounted for 9.3%. The average transaction value per client for the full year 2011 was RMB7.3 million (approximately US$1.1 million), a 17.4% decrease from 2010, primarily due to changes in product mix as clients purchased lesser private equity fund products that have higher minimum investment amount than fixed income products, securities investment funds and investment-linked insurance products.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “This has been another growth and profitable year for Noah together with strong network expansion. Looking forward, Noah will continue to build upon our leading position in China’s wealth management industry by deepening our local market penetration.” Ms. Wang continued, “Recently, we have made strategic progress in several areas, including being granted a mutual fund distribution license by the China Securities Regulatory Commission, which we announced on February 22, 2012, as well as opening an office in Hong Kong, which is our first office outside the Chinese mainland and has obtained a license from the Securities and Futures Commission of Hong Kong to deal in securities, advise on securities and provide asset management services. We are also pleased to announce our first annual dividend which we believe is in the best interests of our shareholders.”

Mr. Tom Wu, Chief Financial Officer, said, “In 2011, we made significant investments in our infrastructure and talent which we expect to leverage in the upcoming years. In 2012 we will continue to focus on growth, profitability and productivity. And our first dividend since our initial public offering in November 2010 reflects our commitment to shareholders and the Company’s strong cash flow.”

FOURTH QUARTER 2011 AND FULL YEAR 2011 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2011 were US$14.4 million, essentially flat compared with the corresponding period in 2010. An increase in net revenues in recurring service fees offset a decline in net revenues in one-time commissions for the fourth quarter of 2011.

Net revenues from one-time commissions for the fourth quarter of 2011 were US$7.5 million, a 27.0% decrease from the corresponding period in 2010. The year-over-year decrease was primarily driven by declines in both transaction value and the average transaction value per client.

Net revenues from recurring service fees for the fourth quarter of 2011 were US$6.9 million, an 87.7% increase from the corresponding period in 2010. The year-over-year increase was mainly due to the cumulative effect of private equity fund and securities investment fund products distributed previously.

Net revenues for the full year 2011 were US$72.2 million, a 90.6% increase from 2010. The year-over-year increase was attributable to an increase of US$20.4 million in one-time commissions and an increase of US$13.9 million in recurring service fees.

Net revenues from one-time commissions for the full year 2011 were US$49.6 million, a 69.7% increase from 2010. The year-over-year increase was primarily driven by a significant increase in aggregate value of wealth management products distributed by the Company.

Net revenues from recurring service fees for the full year 2011 were US$22.5 million, a 161.5% increase from 2010. The year-over-year increase was mainly due to the cumulative effect of private equity fund and securities investment fund products distributed previously.

Operating Margin

Operating margin for the fourth quarter of 2011 was 14.5%, as compared to 43.4% for the corresponding period in 2010. Operating margin for the full year 2011 was 34.8%, as compared to 41.4% for 2010. The year-over-year operating margin decreases for the fourth quarter of 2011 and the full year 2011 were primarily due to an increase in operating cost and expenses resulting from the Company’s expansions outpacing its net revenue growth.

Operating cost and expenses for the fourth quarter of 2011, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$12.4 million, a 56.0% increase from the corresponding period in 2010. Operating cost and expenses for the full year 2011 were US$47.1 million, a 112.2% increase from 2010.

Cost of revenues for the fourth quarter of 2011 totaled US$3.8 million, a 48.8% increase from the corresponding period in 2010. Cost of revenues for the full year 2011 totaled US$14.8 million, a 125.3% increase from 2010. The year-over-year increases for the fourth quarter 2011 and full year 2011 were primarily due to increases in compensation expenses paid to relationship managers mainly as a result of the expansion of the Company’s sales force.

Selling expenses for the fourth quarter of 2011 were US$5.4 million, a 53.5% increase from the corresponding period in 2010. Selling expenses as a percentage of net revenues for the fourth quarter of 2011 was 37.5%, as compared to 25.2% for the corresponding period in 2010. Selling expenses for the full year 2011 were US$19.3 million, a 126.9% increase from 2010. The year-over-year increases for the fourth quarter of 2011 and full year 2011 were primarily due to increases in personnel expenses, rental expenses, client service fees, share-based compensation expenses and office expenses as a result of the Company’s network expansions.

G&A expenses for the fourth quarter of 2011 were US$3.1 million, a 71.0% increase from the corresponding period in 2010. G&A expenses as a percentage of net revenues for the fourth quarter of 2011 was 21.7%, as compared to 13.1% for the corresponding period in 2010. G&A expenses for the full year 2011 were US$13.6 million, an 85.9% increase from 2010. The year-over-year increases for the fourth quarter of 2011 and full year 2011 were primarily due to increases in rental expenses, expenses related to employee activities and trainings.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2011 were US$0.4 million, a 76.9% decrease from the corresponding period in 2010. The year-over-year decrease was primarily due to a decrease in taxable income and an increase in deferred tax income.

Income tax expenses for the full year 2011 were US$7.8 million, a 62.4% increase from US$4.8 million in 2010. The increase was primarily attributable to an increase in taxable income.

Net Income

Net income attributable to Noah shareholders for the fourth quarter of 2011 was US$3.5 million, a 16.8% decrease from the corresponding period in 2010. Net margin for the fourth quarter of 2011 was 24.5%, as compared to 30.3% for the corresponding period in 2010. Income per basic and diluted ADS for the fourth quarter of 2011 were both US$0.06, as compared to US$0.08 for the corresponding period in 2010.

Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2011 was US$4.3 million, a 9.0% decrease from the corresponding period in 2010. Non-GAAP net margin for the fourth quarter of 2011 was 29.4%, as compared to 33.3% for the corresponding period in 2010. Non-GAAP income per diluted ADS for the fourth quarter of 2011 was US$0.07, as compared to US$0.09 for the corresponding period in 2010.

Balance Sheet and Cash Flow

As of December 31, 2011, the Company had US$136.9 million in cash and cash equivalents, a decrease of US$0.6 million from US$137.5 million as of September 30, 2011. In the fourth quarter of 2011, the Company generated US$4.7 million in its operating activities, received US$3.0 million from the maturity of fixed-term deposits, invested US$8.2 million in fixed income products and used US$1.2 million to acquire property and equipment.

DECLARATION OF CASH DIVIDEND

Noah also announced today that its Board of Directors (the “Board”) has authorized and approved the Company’s payment of an annual cash dividend of US$0.14 per American depositary share (“ADS”), or US$0.28 per ordinary share (two ADSs represent one ordinary share). The annual dividend is the first since Noah’s initial public offering in November 2010 and will be payable on or about April 15, 2012 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 30, 2012. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Declaration and payment of future dividends is at the discretion of the Board and may be adjusted as the Board may deem necessary or appropriate in the future.

2012 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2012 is expected to be in a range of US$30.0 million and US$35.0 million, representing a year-over-year increase in the range of 14.8% and 34.0%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Tuesday, February 28, 2012 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 9:00 am (Hong Kong, Wednesday, February 29) to discuss its fourth quarter 2011 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
• United States	+1-866-519-4004	+1-718-354-1231
• China
• Domestic	800-819-0121
• Domestic Mobile	400-620-8038

• Hong Kong	###-##-####
• United Kingdom	080-8234-6646
Conference ID #	48230782

A telephone replay will be available shortly after the call until March 7, 2012 at +1-866-214-5335 (US Toll Free) or +61-2-8235-5000 (International). Conference ID # 48230782.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading independent service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 500 relationship managers in 59 branch offices as of December 31, 2011, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2012 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	September 30, 2011	December 31, 2011
	$	$

Assets
Current assets:
Cash and cash equivalents	137,503,856	136,859,336
Restricted cash	78,394	79,442
Fixed-term deposits	3,135,779	—

Short-term investments	12,397,950	20,714,145

Accounts receivable, net of allowance for doubtful accounts of nil at September 30, 2011 and December 31, 2011	11,323,319	6,233,227
Deferred tax assets	1,279,482	3,030,342
Amounts due from related parties	119,697	1,734,405
Other current assets	2,536,084	2,192,988

Total current assets	168,374,561	170,843,885

Long-term investments	1,864,711	1,892,308
Investment in affiliates	2,244,440	2,434,689
Property and equipment, net	3,309,284	4,436,936
Non-current deferred tax assets	453,307	537,988
Other non-current assets	902,566	928,496

Total Assets	177,148,869	181,074,302

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	8,244,654	9,477,432
Income tax payable	1,682,800	1,932,895
Deferred tax liabilities	33,419	131,943
Other current liabilities	8,586,880	5,062,950
Uncertain tax position liabilities	318,127	322,378

Total current liabilities	18,865,880	16,927,598

Non-current uncertain tax position liabilities	1,216,393	1,272,219
Other non-current liabilities	1,406,698	1,854,762

Total Liabilities	21,488,971	20,054,579

Equity	155,659,898	161,019,723

Total Liabilities and Equity	177,148,869	181,074,302

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2010	December 31, 2011	Change
	$	$
Revenues:
Third-party revenues	9,906,411	10,261,158	3.6%
Related party revenues	4,887,691	5,017,108	2.6%

Total revenues	14,794,102	15,278,266	3.3%
Less: business taxes and related surcharges	(790,010)	(831,955)	5.3%

Net revenues	14,004,092	14,446,311	3.2%

Operating cost and expenses:
Cost of revenues	(2,560,956)	(3,811,751)	48.8%
Selling expenses	(3,533,004)	(5,424,318)	53.5%
General and administrative expenses	(1,835,112)	(3,137,689)	71.0%
Other operating income	9,345	17,618	88.5%

Total operating cost and expenses	(7,919,727)	(12,356,140)	56.0%

Income from operations	6,084,365	2,090,171	(65.6%)

Other income(expenses):
Interest income	98,667	521,724	428.8%
Investment income	65,728	486,815	640.7%
Other (expense) income	(128,661)	894,388	(795.2%)

Total other income	35,734	1,902,927	5225.3%

Income before taxes and loss from equity in affiliates	6,120,099	3,993,098	(34.8%)
Income tax expense	(1,859,758)	(430,094)	(76.9%)
Loss from equity in affiliates	(12,707)	(28,746)	—

Net income attributable to Noah Shareholders	4,247,634	3,534,258	(16.8%)

Income per ADS, basic	0.08	0.06	(25.0%)
Income per ADS, diluted	0.08	0.06	(25.0%)
Margin analysis:
Operating margin	43.4%	14.5%
Net margin	30.3%	24.5%
Weighted average ADS equivalent: [1]
Basic	46,329,565	55,892,072
Diluted	47,807,742	56,755,513
ADS equivalent outstanding at end of period	55,660,000	55,925,172

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2010	December 31, 2011	Change
	$	$
Revenues:
Third-party revenues	30,996,179	63,636,367	105.3%
Related party revenues	9,068,669	12,724,077	40.3%

Total revenues	40,064,848	76,360,444	90.6%
Less: business taxes and related surcharges	(2,201,289)	(4,197,118)	90.7%

Net revenues	37,863,559	72,163,326	90.6%

Operating cost and expenses:
Cost of revenues	(6,570,752)	(14,805,431)	125.3%
Selling expenses	(8,488,457)	(19,262,014)	126.9%
General and administrative expenses	(7,292,577)	(13,556,787)	85.9%
Other operating income	172,737	562,333	225.5%

Total operating cost and expenses	(22,179,049)	(47,061,899)	112.2%

Income from operations	15,684,510	25,101,427	60.0%

Other income(expenses):
Interest income	179,069	1,953,619	991.0%
Investment income	281,076	1,368,358	386.8%
Other (expense) income	(153,060)	3,347,301	(2286.9%)
Gain on change in fair value of derivative liabilities	354,000	—	(100.0%)

Total other income	661,085	6,669,278	908.8%

Income before taxes and loss from equity in affiliates	16,345,595	31,770,705	94.4%
Income tax expenses	(4,790,089)	(7,779,408)	62.4%
Loss from equity in affiliates	(25,137)	(21,347)	(15.1%)

Net income attributable to Noah Shareholders	11,530,369	23,969,950	107.9%

Deemed dividend on Series A convertible redeemable preferred shares	(108,348)	—	(100.0%)

Net income attributable to ordinary shareholders	11,422,021	23,969,950	109.9%

Income per ADS, basic	0.26	0.43	65.2%
Income per ADS, diluted	0.23	0.42	82.8%
Margin analysis:
Operating margin	41.4%	34.8%
Net margin	30.5%	33.2%
Weighted average ADS equivalent: [2]
Basic	33,331,836	55,789,906
Diluted	38,060,223	57,042,544

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2010	December 31, 2011	Change

Number of registered clients	16,296	27,144	66.6%
Number of relationship managers	341	510	49.6%
Number of branch offices	39	59	51.3%

	Three months ended
	December 31, 2010	December 31, 2011	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	621	937	50.9%
Transaction value:
Fixed income products	2,022	2,794	38.2%
Private equity fund products	2,336	1,467	(37.2%)
Securities investment funds and investment-linked insurance products	47	26	(44.7%)

Total transaction value	4,405	4,287	(2.7%)

Average transaction value per client	7.09	4.58	(35.5%)

	Twelve months ended
	December 31, 2010	December 31, 2011	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	1,631	3,095	89.8%

Transaction value:

Fixed income products	5,908	9,638	63.1%

Private equity fund products	8,264	10,835	31.1%

Securities investment funds and investment-linked insurance products	246	2,113	758.9%

Total transaction value	14,418	22,586	56.7%

Average transaction value per client	8.84	7.30	(17.4%)

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2010	December 31, 2011	Change
	$	$

Net income attributable to Noah Shareholders	4,247,634	3,534,258	(16.8%)

Adjustment for share-based compensation related to:

Share options	386,523	681,258	76.3%
Restricted shares	35,796	35,796	—

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	4,669,953	4,251,312	(9.0%)

Net income per ADS, diluted	0.08	0.06	(25.0%)
Adjustment for share-based compensation	0.01	0.01	—

Adjusted net income per ADS, diluted (non-GAAP)*	0.09	0.07	(22.2%)

Net margin	30.3%	24.5%	(19.1%)
Adjusted net margin (non-GAAP)*	33.3%	29.4%	(11.8%)

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2010	December 31, 2011
	$	$
Net income attributable to Noah Shareholders	11,530,369	23,969,950
Adjustment for share-based compensation related to:
Share options	909,446	2,014,692
Restricted shares	1,310,721	142,018
Adjustment for gain on change in fair value of derivative liabilities	(354,000)	—

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	13,396,536	26,126,660

Net income per ADS, diluted	0.23	0.42
Adjustment for share-based compensation	0.06	0.04
Adjustment for gain on change in fair value of derivative liabilities	(0.01)	—

Adjusted net income per ADS, diluted (non-GAAP)*	0.28	0.46

Net margin	30.5%	33.2%
Adjusted net margin (non-GAAP)*	35.5%	36.2%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.